UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40398

HIVE Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

99.1	Unaudited Condensed Interim Consolidated Financials for the three months ended June 30, 2022
99.2	Management’s Discussion and Analysis for the three months ended June 30, 2022
99.3	Form 52-109F2 Certification of Interim Filings (CEO) dated August 16, 2022
99.4	Form 52-109F2 Certification of Interim Filings (CFO) dated August 16, 2022
99.5	News Release dated August 16, 2022
99.6	Material Change Report dated August 16, 2022

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By:  /s/ Darcy Daubaras

        Name: Darcy Daubaras

        Title: Chief Financial Officer

Date: August 16, 2022